Watershed Medical Inc.
Independent Auditor's Report and Financial statements
for the year ended December 31, 2024 and 2023

Watershed Medical Inc.
Audit for the year ended December 31, 2024 and 2023
Index to the Financial Statements

P & G ASSOCIATES, PLLC
Public Accounting Firm (FRM)

Regd. Office Address:
1500 N Grant ST, STE B
Denver, CO 80203 USA

Mailing Office Address:
4512 Legacy Drive, Ste 100, Plano,
TX 75024, USA

Tel: +1 (469) 588 5250
Email: info@pandgassoc.com
Regn. No: FRN.5000066

Independent Auditor's Report

To,
The Stockholders and Board of Directors
Watershed Medical Inc.
9841 Northeast, 15th Street,
Bellevue, Washington 98004-3432
United States of America

Opinion

We have audited the accompanying financial statements of Watershed Medical Inc. (hereinafter referred to as the "Company") as of December 31, 2024 and December 31, 2023, which comprises the balance sheet as of December 31, 2024 and December 31, 2023, and the related statement of income (loss), statement of comprehensive income (loss), statement of changes in stockholder's equity (deficit), statement of cash flows for the years then ended and related notes to the financial statements (hereinafter collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As stated in note 1 to the financial statements, the Company has incurred recurring losses from operations, resulting in a stockholders' deficit as of December 31, 2024 and December 31, 2023. In addition, the Company's current liabilities exceeded its current assets as of December 31, 2024 and hence, these conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of these events and conditions, and its plans to mitigate matters are described in note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our opinion is not modified with respect to this matter.

Responsibilities of the Management and Those Charged with Governance for the purpose of Financial Statements.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatements, whether due to fraud or error.

In preparing the financial statements, Management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Company's ability to continue as a going concern for within one year after the date that the financial statements are issued or available to be issued.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of Financial Statements.

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditor's report that include our opinion. Reasonable assurance is a high-level assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting, from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risk of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedure that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate appropriateness of the accounting polices used and the reasonableness of significant accounting estimates made by the Company's Management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of audit, significant audit findings and certain internal control related matters that we identified during the audit.

Subhajit Guha, CPA
Partner
For, P&G Associates, PLLC
Public Accounting Firm
Firm Registration Number-5000066
Date: November 26, 2025

Watershed Medical Inc.
Balance Sheet as at December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

Particulars	Notes	31-Dec-24		31-Dec-23	
ASSETS					
Current assets:					
Cash and cash equivalents	7	$	383,160	$	593,959
Other current assets	8		34,960		18,120
Total current assets		**$**	**418,120**	**$**	**612,079**
Non-current assets:					
Property and equipment - net	9	$	46,444	$	60,749
Right of use assets - Operating leases			45,734		71,369
Deferred tax assets (net)	13		-		-
Other non-current assets	10		34,261		34,261
Total non-current assets		**$**	**126,439**	**$**	**166,379**
TOTAL ASSETS		**$**	**544,559**	**$**	**778,458**
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Borrowings	11	$	750,852	$	-
Accounts Payable			46,264		46,469
Lease Liabilites - Operating leases			26,973		25,635
Other current liabilities	12		59,208		12,255
Total current liabilities		**$**	**883,297**	**$**	**84,359**
Non-current liabilities:					
Lease Liabilites - Operating leases		$	18,760	$	45,734
Total non current liabilities		**$**	**18,760**	**$**	**45,734**
Total liabilities		**$**	**902,057**	**$**	**130,093**
Stockholder's equity:					
Common stock		$	421	$	409
Convertible preferred stock			727		670
Additional paid in capital			6,132,630		5,479,401
Accumulated deficit			(6,491,276)		(4,832,115)
Total stockholder's equity		**$**	**(357,498)**	**$**	**648,365**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**$**	**544,559**	**$**	**778,458**

The accompanying notes are an integral part of these financial statements.

Watershed Medical Inc.
Statement of Income for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

Particulars	Notes	31-Dec-24	31-Dec-23
EXPENSES			
Research and development (R&D) expenses		$ 342,403	$ 443,412
Payroll expenses and benefits	3	720,672	682,877
General and administrative expenses	4	593,452	394,603
Depreciation expense		17,168	17,037
TOTAL OPERATING EXPENSES		**$ 1,673,695**	**$ 1,537,929**
LOSS FROM OPERATIONS		**$ (1,673,695)**	**$ (1,537,929)**
Other income	5	$ 62,820	$ 59,180
Finance costs	6	(47,393)	(1,904)
LOSS BEFORE TAXES		**$ (1,658,268)**	**$ (1,480,653)**
Tax expense	13	(893)	(1,030)
TOTAL COMPREHENSIVE AND NET LOSS		**$ (1,659,161)**	**$ (1,481,683)**

The accompanying notes are an integral part of these financial statements.

Watershed Medical Inc.

Statement of Changes in Stockholders' Equity for the year ended December 31, 2024 and 2023

(all amounts are in United States Dollars, unless otherwise stated)

Particulars	Common stock*	Covertible preferred stock *	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Par value	Par value			
BALANCE - January 1, 2023	$ 407	$ 594	$ 4,666,403	$ (3,350,432)	$ 1,316,972
Additions during the year	2	76	803,621	-	$ 803,699
Reductions during the year (Issuance cost)	-	-	(18,750)	-	$ (18,750)
Net loss	-	-	-	(1,481,683)	$ (1,481,683)
Stock compensation [refer note 2(F)]	-	-	28,127	-	$ 28,127
BALANCE - January 1, 2024	$ 409	$ 670	$ 5,479,401	$ (4,832,115)	$ 648,365
Additions during the year	12	57	616,414	-	$ 616,483
Reductions during the year (Issuance cost)	-	-	(1,390)	-	$ (1,390)
Net loss	-	-	-	(1,659,161)	$ (1,659,161)
Stock compensation [refer note 2(F)]	-	-	38,205	-	$ 38,205
BALANCE - December 31, 2024	$ 421	$ 727	$ 6,132,630	$ (6,491,276)	$ (357,498)

*Refer note 2(M) of significant accounting policies for common stock and convertible preferred stock.

The accompanying notes are an integral part of these financial statements.

Watershed Medical Inc.

Statement of Cash Flows for the year ended December 31, 2024 and 2023

(all amounts are in United States Dollars, unless otherwise stated)

Particulars	31-Dec-24	31-Dec-23
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,659,161)	$ (1,481,683)
Adjustments:		
Stock compensation expense	38,205	28,127
Depreciation expense	17,168	17,037
Changes in operating assets and liabilities:		
Other current assets	(16,840)	196,668
Other non-current assets	-	(31,861)
Accounts payable	(204)	(46,223)
Other current liabilities	46,951	9,686
Net cash used in operating activities	**(1,573,881)**	**(1,308,249)**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,863)	(6,382)
Net cash used in investing activities	**(2,863)**	**(6,382)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issue of common stock	15,242	2
Proceeds from issue of preferred stock	599,851	784,947
Proceeds from issue of convertible promissory notes	750,852	-
Net cash provided by financing activities	**1,365,945**	**784,949**
Net decrease in cash, cash equivalents, and restricted cash	**(210,799)**	**(529,682)**
Cash, cash equivalents - beginning of the year	**593,959**	**1,123,641**
Cash, cash equivalents - end of the year	**$ 383,160**	**$ 593,959**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Particulars	31-Dec-24	31-Dec-23
Taxes paid	$ 893	$ 1,030

The accompanying notes are an integral part of these financial statements.

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

1. **Overview**

    Watershed Medical Inc. ("the Company") was incorporated on May 16, 2019 and registered in the State of the Delaware. The address of the registered office of the Company in the State of Delaware is Corporation Trust Centre, 1209 Orange Street, Wilmington, New Castle County, Delaware- 19801, United States. The principal place of business of the Company is located at 9841 Northeast, 15th Street Bellevue, Washington 98004-3432, United States.

    The Company is a medical technology enterprise engaged in the research, development, and commercialization of innovative therapeutic solutions for women's health. Its primary focus is on addressing recurrent urinary tract infections (rUTIs) through a proprietary long-term bladder drug delivery platform. The Company's technology is designed to provide sustained therapeutic benefit, reduce the frequency of infections, and minimize the reliance on antibiotics, thereby improving patient outcomes and quality of life. The Company remains in the research and development stage with no revenues recognized during the period

    Risk and Uncertainties: The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing), competition from substitute products and services from larger companies, protection of proprietary technology, patent, litigation, dependence on key individuals, and risks associated with changes in information technology.

    The Company has incurred significant net losses and negative cash flows from operations since its inception. For the years ended December 31, 2024 and 2023, the Company incurred net losses of $1,659,161 and $1,481,683, respectively, resulting in accumulated deficits of $6,491,276 and $4,832,115 as of those dates. As of December 31, 2024 and 2023, the Company had cash at bank of $383,160 and $593,959, respectively, and its current liabilities exceeded its current assets by $465,177 as of December 31, 2024.The Company has historically financed its operations primarily through the issuance of equity securities. The Company has not generated any revenues to date from the sale of its product candidates and does not expect to generate revenues unless and until it successfully completes development activities and obtains the necessary regulatory approvals. In 2025, the Company successfully raised additional funding of $1,402,609. Management believes that the Company's existing cash resources, together with this additional capital, will be sufficient to fund the Company's operating expenses and capital expenditure requirements for at least twelve months from the date these financial statements are issued. In the absence of revenues in the near term, Management intends to continue monitoring and controlling operating expenses and, as necessary, pursue additional financing opportunities. The Company's long-term success remains dependent on its ability to secure additional capital, advance the development and commercialization of its technology, generate revenues, and ultimately achieve profitable operations. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business.

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

2. **Significant accounting policies**

   A. Basis of Preparation of Financial Statements

   The financial statements are prepared in accordance with Accounting Policy Generally Accepted in United States of America (U.S. GAAP). The financial statements are prepared on a going concern basis under the historical cost convention and on the accrual basis of accounting which assumes the realization of assets and satisfaction of liabilities in the normal course of business to reflect the financial position, results of operations and cash flows.

   B. Use of Estimates

   In preparing the financial statements in conformity with U.S. GAAP, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Company's' best knowledge of current events and actions, actual results may ultimately differ from those estimates.

   C. Cash and Cash Equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash balances in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash balance.

   D. Property and Equipment

   Property and equipment acquisitions are stated at cost less accumulated depreciation. Depreciation is charged to expense on straight line basis over the estimated useful life of each asset.

   The estimated useful lives for each depreciable classification of property and equipment are as follows:

   Lab equipment's   5 years

   E. Incomes Taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

   The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses or income tax expenses.

F. Stock based compensation

Stock-based compensation is recognized as an expense in the financial statements based on the fair value of the award. The Company recognizes compensation expense based on estimated grant-date fair value using the following variables:

Valuation and amortization method – The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model and a single option award approach. This fair value is then amortized ratably over the requisite service periods of the awards, which is generally the vesting period.

Common stock valuation – The Company's management approves the value of its common stock. An independent third-party consultant is utilized in Management's assessment of its common stock valuation. All options have been granted with a strike price no less than the fair value of common stock.

Expected term – The Company's expected term represents the period that the Company's stock-based awards are estimated to be outstanding and was determined using the simplified method allowed under ASC 718-10, Compensation – Stock Compensation (ASC 718-10).

Expected volatility – Expected volatility is based on the historical volatility for the Company's peer Company. The Company is not able to calculate its own volatility as there is no open market for the Company's common stock. The Company uses option volatility for the same comparable companies that were used in the Company's common stock valuation.

Expected dividend – Expected dividend yield was not considered in the option pricing formula since the Company does not pay dividends and has no current plans to do so in the future.

Risk-free interest rate – The risk-free interest rate used in the Black-Scholes valuation method is based on the U.S. Treasury zero coupon rate in effect at the time of grant for periods corresponding with the expected term of the options.

Stock-based compensation expenses

During 2019, the Company adopted a Stock Plan for issuance of Restricted Stock Awards and Stock Options (collectively referred to here as 'Stock Awards'). Stock options are issued under the plan have a 10-year life and generally vest over a four-year period. The following table summarizes the Stock Awards activity under the Plan for the year ended December 31, 2024 and December 31, 2023:

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

Particulars	Number of Stock Awards	Weighted-Average Exercise Price	Weighted-Average Grant Date Fair Value
Balance as of January 1, 2023	**881,207**	**$ 0.11**	**$ 0.05**
Granted	736,103	$ 0.17	$ 0.07
Cancelled / Forfeited	20,000	$ 0.01	$ 0.00
Balance as of January 1, 2024	**1,597,310**	**$ 0.14**	**$ 0.06**
Granted	421,029	$ 0.20	$ 0.09
Cancelled / Forfeited	171,816	$ 0.12	$ 0.06
Balance as of December 31, 2024	**1,846,523**	**$ 0.15**	**$ 0.06**

As of December 31, 2024, of the above, 100,000 options are subject to both service and performance conditions, where the performance condition is not yet considered probable of achievement. Accordingly, no expense has been recognized for these performance-based options as of the reporting date. The Company will reassess the probability of achieving the performance condition at each reporting date and recognize compensation cost prospectively when achievement becomes probable.

The Company has recognized stock compensation expense of $ 38,205 for December 31, 2024 and $ 28,127 for December 31, 2023 respectively.

Valuation assumptions:

Particulars	December 31, 2024	December 31, 2023
Fair Value of Common Stock	$ 0.20	$ 0.17
Expected Risk free interest rate	4.50%	4.00%
Expected Volatility	50%	50%
Expected term	3.75 years	4.25 years
Expected Dividend Yield	Nil	Nil

G. Revenue Recognition: - Other Income

Other income includes comprises Interest income, Dividend Income, R&D tax credit and Credit card credits.

Interest income is recognized on a time-proportion basis, taking in to account the amount outstanding and the applicable interest rates, and is accrued over period it is earned.

Dividend income is earned from Treasury and money market funds and recognized when received.

R&D tax credit and credits received from credit card transactions are recognized when earned.

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

H. Employee Benefits

Short Term Employee Benefits:

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. The Company provides health insurance coverage to employees as part of its employee benefit program.

I. Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be estimated reliably. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed.

J. Commitment and Contingencies

The Company evaluates contingencies as per its assessments of probable, reasonably possible and remote, as per ASC 450 "Contingencies". Liabilities for loss contingencies arising from claims, assessments litigations, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Contingent liabilities are not recognized but are disclosed in the notes. Contingent assets are neither recognized nor disclosed in the financial statements.

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims. In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, and parties to other transactions with the Company, with respect to certain matters.

The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company's products, when used for their intended purposes, infringe the intellectual property rights of such other third parties, or other claims made against certain parties.

It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company's limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. From time to time, the Company is subject to various claims that arise in the ordinary course of business. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations, or cash flows of the Company.

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

K. Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Inputs are unobservable inputs for the asset or liability. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

The financial statements for the year ended December 31, 2024 and 2023 do not include any nonrecurring fair value measurements relating to assets or liabilities.

L. Leases

The Company leases office space under an operating lease. In accordance with ASC 842, Leases, the Company determines if an arrangement is or contains a lease at the lease inception date. This determination involves evaluating whether the arrangement conveys the right to use an identified asset and whether the

Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset.

Lease Classification

The Company's office lease is classified as an operating lease. Leases with an initial term of twelve months or less are not recorded on the balance sheet. However, for leases with terms greater than twelve months, the Company recognizes a lease liability and a right-of-use (ROU) asset at the lease commencement date.

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

Lease recognition

Lease Liability- The lease liability is initially measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate (IBR) since the rate implicit in the lease is not readily determinable. The lease liability is presented in the balance sheet as separate line items for short-term and long-term lease liabilities based on the portion of payments due within the next twelve months and beyond.

Right of Use Asset (ROU)- The ROU asset is initially measured based on the lease liability, adjusted for any prepaid or accrued rent, lease incentives, and initial direct costs.

Subsequent measurement

For operating leases, lease costs are recognized on a straight-line basis over the lease term and are included in the Statement of income. The lease payments include fixed rental payments and exclude any variable payments, such as service costs and utilities.

Lease term and renewal options

The lease term includes the non-cancelable period of the lease and any periods covered by options to extend the lease if the Company is reasonably certain to exercise those options at the lease commencement date. The Company reassesses the likelihood of exercising renewal options periodically.

Lease arrangements

The Company leases office space under a non-cancelable operating lease agreement, which expires on August 1, 2026. There are no leases for real estate, equipment, vehicles, or furniture. The Company does not have any related party leases. The lease does not impose any material restrictions or covenants

Operating lease cost

Particulars	For the year ended December 31, 2024	For the year ended December 31, 2023
Operating lease cost	$ 28,681	$ 11,951

Right of use assets (ROU) assets obtained in exchange for lease liabilities

Particulars	As at December 31, 2024	As at December 31, 2023
Operating lease	$ 45,734	$ 71,369

Weighted -average lease terms and discount rates

Particulars	For the year ended December 31, 2024	For the year ended December 31, 2023
Weighted average remaining lease terms: Operating lease	1.5 years	2.5 years
Weighted average discount rate: Operating lease	5.10%	5.10%

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

Future maturities of lease payments

Particulars	As of December 31, 2024	As of December 31, 2023
December 31, 2024	-	$ 28,681
December 31, 2025	$ 28,681	$ 28,681
December 31, 2026	$ 19,121	$ 19,121
Total lease payment	$ 47,802	$ 76,483
Less: Liability accretion/imputed interest	$ 2,068	$ 5,114
Total lease liabilities	$ 45,734	$ 71,369
Total long term lease liabilities	$ 18,761	$ 45,734
Total short term lease liabilities	$ 26,973	$ 25,635

M. Stockholder's Equity

Common Stock

As of December 31, 2024 and 2023, the Company had 18,680,000 shares of common stock authorized for the purposes of issuance of common stock, satisfying conversion of preferred stock, the exercise of warrants, the exercise and future grant of common stock options, and for purposes of any future business acquisitions and transactions. The Company had issued 4,215,593 shares (December 31, 2023: 4,091,352 shares) of common stock with a par value of $ 0.0001 per share, resulting in a total common stock balance of $ 421 as of December 31, 2024 and $ 409 as of December 31, 2023.

Convertible Preferred Stock

Particulars	As at December 31, 2024		As at December 31, 2023	
	No. of Shares	Par Value ($)	No. of Shares	Par Value ($)
Series Bridge	2,542,684	254	1,970,070	197
Seed 1	212,689	21	212,689	21
Seed 2	172,998	18	172,998	18
Seed 3	1,632,451	163	1,632,451	163
Seed 4	2,714,570	271	2,714,570	271
Total	**7,275,392**	**727**	**6,702,778**	**670**

The Company's convertible preferred stock has been classified as temporary equity in the accompanying balance sheets in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon certain change in control events outside of the Company's control, including liquidation, sale, or transfer of control of the Company. The Company has determined not to adjust the carrying values of the convertible preferred stock/units to the liquidation preferences of such shares because of the uncertainty of whether or when such events would occur.

Voting

In case of each convertible preferred stock held, to that many votes to which they would be entitled if they converted such preference shares into shares of common stock. Fractional voting rights are not permitted, and fractional shares are rounded to nearest whole number. The preferred stockholders vote alongside

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

common stockholders on an as – converted basis and have full voting rights and powers equivalent to common stockholders. These provisions apply unless otherwise stipulated by law or the Company's certificate of incorporation.

Dividends

The holders of convertible preferred stock are entitled to receive when, as and if declared by the board, non-cumulative dividends prior and in preference to the payment of any dividends on the common stock in such calendar year, calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

Liquidation

The holders of convertible preferred stock prior and in preference to any distribution of any of the assets or funds of the Company to the holders of the shares of the common stock shall be entitled to receive for each outstanding preference shares then held by them an amount equal to, greater of original purchase price as adjusted plus any declared but unpaid dividend or the amount that would be received if such preferred stock had been converted into shares of common stock immediately prior to such liquidation, dissolution or winding up. If upon the occurrence of a liquidation, dissolution or winding up, the assets and funds of the Company legally available for distribution to the members by any reason shall be insufficient to permit the payment of full liquidation preference, then the entire assets and funds of the Company legally available for distribution to the members shall be distributed pro-rata.

Conversion

Each holder of a preference shares shall be entitled to convert any or all of its preference shares at any time, without payment of any additional consideration, into such number of fully paid shares of common stock per preference share as is determined by dividing the original purchase price applicable to such series of preference shares by the conversion price applicable to such preference shares determined in each case, in effect at the time of conversion. Any conversion of preference shares shall be affected by the redemption of the relevant number of preference shares and the issuance of an appropriate number of shares of common stock.

N. Borrowings

Borrowings are initially recognized at the amount of cash proceeds received and are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in the statements of operations over the term of the borrowing based on the contractual interest rate, unless the effective interest method results in a materially different recognition pattern. Borrowings are classified as current or non-current liabilities in the balance sheet based on the timing of the repayment obligations as of the reporting date. The Company accounts for the convertible promissory notes at amortized cost pursuant to Financial Accounting Standards Board ("FASB") ASC Topic 470, Debt.

P. Research and Development (R&D) cost

Research and development ("R&D") costs may be incurred directly by the Company, contracted through third parties, or acquired through the purchase of completed or partially completed R&D projects. In accordance with ASC 730, Research and Development, all R&D costs are expensed as incurred. However,

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

certain costs associated with R&D activities that have an alternative future use (e.g., materials, equipment, or facilities) are capitalized and depreciated or amortized over their estimated useful lives.

Q. Recent Accounting Pronouncements

The Company has reviewed the recent accounting pronouncements and concluded they are either not applicable to the business or no material effect is expected on the financial statements as a result of future adoption.

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

3 PAYROLL EXPENSES AND BENEFITS

Particulars		2024		2023
Salaries and wages	$	616,996	$	595,446
Payroll taxes		42,844		41,886
Stock compensation expense [refer note 2(F)]		38,205		28,127
Benefits		22,627		17,418
Total payroll expenses and benefits	**$**	**720,672**	**$**	**682,877**

4 GENERAL AND ADMINISTRATIVE EXPENSES

Particulars		2024		2023
Legal and professional fees	$	359,630	$	162,951
Rent expense		117,438		89,247
Software and subscriptions		45,580		37,993
Travelling expense		41,348		44,288
Marketing expense		17,530		41,264
Facilities expense		10,582		18,392
Other Administrative expenses		1,344		468
Total general and administrative expenses	**$**	**593,452**	**$**	**394,603**

5 OTHER INCOME

Particulars		2024		2023
R&D tax credit income	$	39,400	$	34,919
Dividend income		21,920		24,261
Credit card credits		1,461		-
Interest income		39		-
Total other income	**$**	**62,820**	**$**	**59,180**

6 FINANCE COSTS

Particulars		2024		2023
Interest on Convertible promissory notes (refer note 11)	$	44,717	$	-
Bank service charge		2,597		1,904
Other charges		79		-
Total finance costs	**$**	**47,393**	**$**	**1,904**

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

7 CASH AND CASH EQUIVALENTS

Particulars		2024		2023
Cash with bank	$	383,160	$	593,959
Total Cash and Cash equivalents	**$**	**383,160**	**$**	**593,959**

The company has no restricted bank balance as at December 31, 2024 and 2023. Cash balances on deposit with bank are insured by the Federal Deposit Insurance Corporation up to $250,000 per depositor at each financial institution, and the Company's non-interest- bearing cash balances may, at times, exceed federal insured limits.

8 OTHER CURRENT ASSETS

Particulars		2024		2023
Prepaid expenses	$	34,915	$	15,715
Advance to vendor		-		2,400
Other receivables (refer note 14)		45		5
Total other current assets	**$**	**34,960**	**$**	**18,120**

9 PROPERTY AND EQUIPMENT

Particulars		2024		2023
Lab equipments	$	88,582	$	85,719
Less: Accumulated depreciation		(42,138)		(24,970)
Total Property and equipment - net	**$**	**46,444**	**$**	**60,749**

10 OTHER NON-CURRENT ASSETS

Particulars		2024		2023
Lease deposit	$	34,261	$	34,261
Total other non-current assets	**$**	**34,261**	**$**	**34,261**

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

11 BORROWINGS

Particulars	2024	2023
Convertible promissory notes	$ 750,852	$ -
Total borrowings	**$ 750,852**	**$ -**

The Company has issued multiple Convertible Promissory Notes (the "Notes") to various investors during the year ended December 31, 2024. Each Note accrues interest at a rate of 8% per annum, calculated on a simple interest basis, with interest payable upon maturity or earlier repayment. The Notes are repayable on or after the 15-month anniversary of the initial issuance of each Note, or earlier upon request of the Majority Holders.

The Notes include provisions for conversion into the Company's equity upon certain trigger events. Specifically, the Notes may convert into preferred stock upon a Qualified Financing or, at the Holder's election, into common stock upon a Change of Control, at prices determined based on either a discount to the financing price or a valuation cap of $30,000,000, as applicable. In the absence of conversion, the principal and accrued interest are payable in cash.

The Company has concluded that the Notes should be classified as financial liabilities because it has a contractual obligation to deliver cash at maturity or upon an Event of Default, and because the conversion feature is contingent on holder decisions or trigger events outside the Company's control.

12 OTHER CURRENT LIABILITIES

Particulars	2024	2023
Interest accrued on Convertible promissory notes (refer note 11)	$ 44,717	$ -
Accrued expenses	12,703	9,855
Health insurance payable	1,390	1,489
Credit card payable	398	911
Total other current liabilities	**$ 59,208**	**$ 12,255**

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023(all amounts are in United States Dollars, unless otherwise stated)

13 TAX EXPENSE

Particulars	2024	2023
Current Tax:		
Federal tax	$ -	$ -
State tax	893	1,030
Deferred Tax:		
Federal (refer note 13.1)	-	-
State	-	-
Total tax expense	**$ 893**	**$ 1,030**

13.1 DEFERRED TAX

Particulars	2024	2023
Deferred tax asset on account of :		
Net operating tax loss	$ 1,102,538	$ 854,284
Capitalized Research and development credit carry forward	246,953	158,558
Research and development payroll tax credit	146,288	146,288
Stock compensation	17,820	9,797
Depreciation	5,563	2,452
Total deferred tax asset	**$ 1,519,162**	**$ 1,171,379**
Less: Valuation allowance reserve	(1,519,162)	(1,171,379)
Total deferred tax	**$ -**	**$ -**

The effective tax rate for the year ended December 31, 2024 and 2023 differs from the federal statutory rate primarily due to the impact of state income taxes, net operating tax loss, available tax credits and the effect of a full valuation allowance on deferred tax assets.

As of December 31, 2024 and 2023, the Company reported a net loss and, accordingly, no current provision for income taxes has been recorded. Deferred tax assets related to net operating loss carryforwards and temporary differences have been fully offset by a valuation allowance, reflecting the Company's cumulative losses and the uncertainty of future taxable income.

14 RELATED-PARTY TRANSACTIONS

14.1

List of Related Parties:	Nature of Relationship
Christopher Kinsella	Stockholder and Chief Executive officer
Saniya Ali	Chief Technology Officer
Rush Bartlett	Stockholder and Board Member

14.2 Related party transactions for the year ended December 31, 2024 are as follows:

Name of party	Nature of Transaction	2024	2023
Christopher Kinsella	Salary	$ 250,000	$ 250,000
Saniya Ali	Salary	$ 200,000	$ 200,000
Christopher Kinsella	Reimbursement of expenses	$ 40	$ -
Rush Bartlett	Receivable from Shareholder	$ -	$ 5

14.3 Related party balances as of December 31, 2024 are as follows:

Name of party			
Christopher Kinsella	Other current assets: Other	$ 40	$ -
Rush Bartlett	receivables	$ 5	$ 5

Watershed Medical Inc.
Notes to the Financial Statements for the year ended December 31, 2024 and 2023
(all amounts are in United States Dollars, unless otherwise stated)

15   RISKS AND CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash balances due to the financial position of the depository institution in which those deposits are held.

16   Fair Value

Cash, prepaid and other current assets, accounts payable, and accrued liabilities measured at fair value as of December 31, 2024, and 2023, are all classified within the Level 1 designation as defined in Note 2, whereby book value approximates fair value.

17   SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2024 to the date the financial statements were issued, for events requiring recording or disclosure in the financial statements for the period starting from January 1, 2024 to December 31, 2024. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements.